CERTIFICATE OF NOTIFICATION


                                    Filed by

                              ALABAMA POWER COMPANY

Pursuant to orders of the Securities and Exchange Commission dated September 8, 1995 and November 21, 1997 in the matter of File No. 70-8661.

                                                  - - - - - - - - -

Alabama Power Company (the "Company") hereby certifies to said Commission, pursuant to Rule 24, as follows:

                  1. An Eighth Supplementary Installment Sale Agreement was made and entered into by and between the Company and The Industrial Development Board of the Town of Columbia (Alabama) (the "Board"), relating to $65,000,000 aggregate principal amount of the Board's Taxable Variable Rate Demand Revenue Bonds (Alabama Power Company Project), Series 1997, and all transactions relating thereto were carried out in accordance with the terms and conditions of and for the purposes represented by the application, as amended, and of said order with respect thereto.

                  2.       Filed herewith are the following exhibits:

                  Exhibit A -- Copy of Eighth Supplementary
                               Installment Sale Agreement between the
                               Board and the Company, dated as of
                               November 1, 1997.

                  Exhibit B -- Copy of Trust Indenture relating to
                               the Series 1997 between the Board and
                               SouthTrust Bank, National Association,
                               dated as of November 1, 1997.

                  Exhibit C -- Opinion of Balch & Bingham LLP dated December 4,
                               1997.


Dated December 4, 1997                                  ALABAMA POWER COMPANY


                                                       By  /s/Wayne Boston
                                                              Wayne Boston
                                                          Assistant Secretary